SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                              FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the plan year ended December 31, 1996


          or


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ______ to _______

Commission File Number: 0-6645

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   THE MANITOWOC COMPANY, INC. DEFERRED
                           COMPENSATION PLAN

          B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                     THE MANITOWOC COMPANY, INC.
                         500 So. 16th Street
                         Manitowoc, WI 54220




               There are no exhibits to this document.

                          Page 1 of 4 Pages




                         REQUIRED INFORMATION

The following financial statements of The Manitowoc Company, Inc.
Deferred Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.




                          Page 2 of 4 Pages




The Manitowoc Company, Inc. Deferred Compensation Plan
Financial Statements for the Period Ending December 31,

                                            1996              1995
                                           -----              -----
     Cash & Equivalents                 $  2,566.17       $  2,937.22
     Contribution Receivable             652,592.57         33,208.57
     Investment in
       Company Stock                   2,621,848.50        930,173.13
     Investment in Balanced Fund       1,702,728.64      1,070,078.59
                                       ------------     -------------
       Assets Available
         for Plan Benefits            $4,979,735.88     $2,036,397.51
                                      =============     =============



     Change in Assets Available for
     Plan Benefits:
     Opening Balance                  $2,036,397.51     $1,018,549.85
     Interest Income                      76,348.47            595.20
     Dividend Income                      37,227.37         64,963.69
     Employee Contributions            1,167,096.39        720,644.56
     Employer Contributions              665,864.79         33,208.57
     Benefit Payments                   (231,644.33)       (48,087.70)
     Fees                                 (9,362.59)        (6,125.26)
     Realized Gain (Loss)                  1,181.97              0.00
     Unrealized Gain/(Loss)            1,236,626.30        252,648.60
                                      -------------      ------------
Ending Balance of
     Assets Available for
       Plan Benefits                  $4,979,735.88     $2,036,397.51
                                      =============     =============




                             Page 3 of 4





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator, who administers the Plan, has duly caused this Annual Report to be signed on its behalf be the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 17th day of June, 1997.

                         THE MANITOWOC COMPANY, INC.
                         DEFERRED COMPENSATION PLAN



                         /s/ Philip Keener
                         ____________________
                         Philip Keener




                          Page 4 of 4 Pages